SorbiForce, Inc.



ANNUAL REPORT

2810 N Church Street Ste 83220

Wilmington, DE 19802

0

https://sorbiforce.com

This Annual Report is dated May 1, 2025.

BUSINESS

Overview

Sorbiforce, Inc. is a technology-driven company focused on developing advanced solutions for energy storage and management. The company is committed to innovation in sustainable energy and power efficiency, leveraging cutting-edge research to enhance the performance of batteries and other energy storage systems. Founded in 2022, Sorbiforce is positioning itself as a key player in the rapidly growing clean energy market.

Intellectual Property

SorbiForce has some patents that are in the pre-filing status related to its battery technology, focused on sustainable materials and unique manufacturing processes. The company also safeguards its proprietary methods through trade secrets and employee confidentiality agreements.

Previous Offerings

- Type of security sold: SAFE
Final amount sold: $346,505.00
Use of proceeds: Startup capital
Date: February 13, 2024
Offering exemption relied upon: Regulation CF

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $78.00
Number of Securities Sold: 7,760,000
Use of proceeds: Founders Shares
Date: November 11, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
Final amount sold: $354,716.22
Use of proceeds: Scaling R&D and operations
Date: December 12, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Based on the current cash position and a secured guaranty of $30,000 from a business partner, SorbiForce projects approximately 6 months of operational runway without revenue generation at our current monthly burn rate of approximately $11,000. This runway covers essential expenses such as R&D, legal, and general administrative costs. However, without additional capital infusion from this crowdfunding campaign or other funding sources, we would require further financing to maintain operations beyond this period.

Foreseeable major expenses based on projections:

Our major projected expenses will be focused on:

Research & Development (R&D): Developing and fabricating demonstrator battery units for pilot projects, material procurement, and advancing our proprietary technology toward mass production.

Professional Services: Legal support for intellectual property protection, compliance, accounting services, and strategic consulting.

Sales & Marketing: Brand building, market outreach, and strategic partnership development to secure commercial contracts.

Infrastructure: Operational workspace costs, equipment upgrades, and technological tools required to scale production.

General Working Capital: Covering overhead such as utilities, software subscriptions, administrative expenses, and unforeseen operational costs.

Future operational challenges:

SorbiForce anticipates several operational challenges, including:

Scaling Production: Transitioning from small-batch prototypes to reliable, scalable industrial production while maintaining quality and performance.

Supply Chain Management: Securing a consistent and cost-effective supply of renewable raw materials to meet future demand.

Pilot Program Execution: Successfully delivering on pilot projects to validate commercial readiness, which will require careful resource allocation and technical execution.

Talent Acquisition: Recruiting and retaining specialized technical and operational staff critical to support growth and production scale-up.

Future challenges related to capital resources:

Our future capital challenges include:

Securing sufficient follow-on funding: Beyond this crowdfunding campaign, we anticipate needing additional capital to finance large-scale production and commercialization efforts.

Managing cash flow during scaling periods: Balancing production costs with long sales cycles typical in the energy storage industry may create cash flow gaps.

Rising costs of raw materials and operations: Inflationary pressures or supply chain disruptions could increase our cost structure, requiring careful financial planning.

Investor alignment: Ensuring that future fundraising rounds align with investor expectations and do not overly dilute early stakeholders.

Future milestones and events:

Pilot Project Completion: Successful execution of our signed Letters of Intent (LOls) for pilot projects valued at $15 million will validate our technology and open pathways to larger contracts.

Intellectual Property Expansion: Securing full patent protection on key technologies to support licensing agreements and competitive differentiation.

Strategic Partnerships: Formalizing collaborations with manufacturers and renewable energy providers to scale production and distribution.

Commercial Product Launch: Transitioning from pilot modules to commercial sales, generating our first revenue and shifting from pre-revenue status.

Follow-on Funding Rounds: Raising additional capital to support mass production, team growth, and global expansion.

As of December 31, 2024, the company held $11,486.30 in available cash.
Additionally, SorbiForce has a standing support commitment from a strategic partner (IoT Hub) guaranteeing up to $30,000 in additional funding if necessary to maintain operations. This amount is not included in the available cash figure above.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $11,486.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Note Payable - Related Party
Amount Owed: $150,000.00
Interest Rate: 2.93%
Maturity Date: January 01, 2031

Creditor: Note Payable - Related Party
Amount Owed: $75,000.00
Interest Rate: 3.56%
Maturity Date: January 01, 2032

Creditor: Note Payable - Related Party
Amount Owed: $16,540.00
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Serhii Kaminskyi
Serhii Kaminskyi's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Principal Accounting Officer

Dates of Service: August, 2022 - Present

Responsibilities: As the Founder of SorbiForce, Inc., Serhii is the visionary and originator of the company's core idea, leading the development of innovative non-metal sustainable battery technology and shaping the strategic direction to revolutionize energy storage and autonomy. Serhii does not receive a salary as a W-2 employee. He is compensated as an independent contractor through a consulting agreement with the Company, with total annual compensation of approximately $133,770, reported via Form 1099-NEC. He also holds 4,400,000 shares, representing 55% of the Company.

Other business experience in the past three years:

Employer: Clean Energy Technologies
Title: Founder & Chief Executive Officer
Dates of Service: May, 2015 - Present

Responsibilities: Serhii is the founder and sole owner of Clean Energy Technologies, established in 2015, where they oversee all R&D activities. The company developed the core technology for SorbiForce and continues to support its growth by providing advanced research and innovation services on a contractual basis.

Name: William Rice Matthews IV
William Rice Matthews IV's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Vice President of Business Development
Dates of Service: November 2024 – Present
Responsibilities: William's role is to support the CEO. Most of his functions are outside of StartEngine. William's role is to get pre-orders or work on strategic relationships for the business. William does not receive salary or equity compensation from the Company. However, in 2024, his company, New Grid Capital, received approximately $24,000 under a consulting agreement for services provided to the Company. William does not hold any equity in the Company as of December 31, 2024.

Name: Kevin Andrew Drolet
Kevin Andrew Drolet's current primary role is with KDRO Consulting. Kevin Andrew Drolet currently services 25-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Marketing Officer
Dates of Service: January, 2023 - Present

Responsibilities: Marketing/ Communications and PR. Kevin serves as Chief Marketing Officer and supports SorbiForce in marketing, communications, and PR efforts. He provides services through his company, KDRO Consulting. His consulting compensation is approximately $30,000 annually, and he holds 2% equity in the Company.

Other business experience in the past three years:
Employer: KDRO Consulting
Title: Owner & Founder
Dates of Service: December, 2018 - Present

Responsibilities: Kevin provides business development, marketing consulting and business coaching.
Other business experience in the past three years:
Employer: Climate Hive
Title: Founder
Dates of Service: October, 2023 - Present
Responsibilities: Kevin is the founder of Climate Hive which is a DEA of KDRO Consulting.

Name: Vitalii Shevchyk
Vitalii Shevchyk's current primary role is with Clean Energy Technologies. Vitalii Shevchyk currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: August, 2022 - Present
Responsibilities: As the Head of the R&D Center and a Board Director, Vitalii oversees scientific and technical development related to advanced battery systems. He supports the strategic direction of the company and provides R&D consulting services through a formal services agreement as an independent contractor (not as a salaried employee).
Vitalii receives compensation of approximately $14,000 per year for his services, and he holds 2% equity in the Company.

Other business experience in the past three years:
Employer: Clean Energy Technologies
Title: Chief of R&D
Dates of Service: March, 2017 - Present
Responsibilities: As Chief of the R&D Center at Clean Energy Technologies, Vitalii leads research and development efforts, focusing on innovative energy storage solutions and advancing the core technology used by SorbiForce.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Serhii Kaminskyi
Amount and nature of Beneficial ownership: 4,400,000
Percent of class: 56.7

RELATED PARTY TRANSACTIONS

Name of Entity: Related Party (Shareholder)
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: In August 2022, the Company entered into an unsecured promissory note with a shareholder for $150,000 with an interest rate of 2.93% and maturity in August 2031.

Material Terms: The total ending balance of this note, including principal and accrued interest, was $151,465 as of December 31, 2022. Pursuant to this note, the Company has received proceeds totaling $95,000 of its principal balance, with the remaining balance of $55,000 yet to be received as of December 31, 2022. This remaining balance was subsequently received in 2023, and the note had a total ending balance, including principal and accrued interest, of$155,860 as of December 31, 2023.

Name of Entity: Related Party (Shareholder)
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: In January 2023, the Company entered into a second unsecured promissory note with the same shareholder for $75,000 with an interest rate of 3.56% and maturity at any time upon demand after August 2032.

Material Terms: The total ending balance of this note, including principal and accrued interest, was $77,448 as of December 31, 2023.

Name of Entity: Related Party (Shareholder)
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: In July 2023, that same shareholder advanced $16,540 as an interest free short-term loan that carries no security interest and matures upon demand.
Material Terms: The total ending balance of this loan was $16,540 as of December 31, 2023.

Name of Entity: Related Party (Shareholder)
Relationship to Company: Shareholders
Nature / amount of interest in the transaction: Throughout 2023, the Company advanced a total of $48,402 to four (4) of its shareholders.
Material Terms: These loans carry no interest rate, are unsecured, and mature within one year. The total ending balance of these loan receivables was $48,402 as of December 31, 2023.

Name of Entity: Serhii Kaminskyi (CEO)
Relationship to Company: Officer and Shareholder
Nature / amount of interest in the transaction: In 2024, Serhii Kaminskyi received $133,770 in compensation for consulting and management services provided to the Company under a consulting agreement.
Material Terms: The compensation was paid through a 1099-NEC structure, and services included strategic, technical, and operational leadership. No W-2 salary was paid.

Name of Entity: Vitalii Shevchyk
Relationship to Company: Board Member and Consultant
Nature / amount of interest in the transaction: In 2024, Vitalii Shevchyk received $14,000 in compensation under a consulting agreement for R&D services.
Material Terms: Vitalii is not a W-2 employee and was paid as an independent contractor.

Name of Entity: KDRO Consulting (Kevin Drolet, CMO)
Relationship to Company: Officer (via consulting firm)
Nature / amount of interest in the transaction: In 2024, the Company paid $30,000 to KDRO Consulting for CMO services provided by Kevin Drolet.
Material Terms: Kevin does not hold equity as of December 31, 2024. Services included marketing, PR, and communication strategy.

Name of Entity: New Grid Capital (William Matthews IV)
Relationship to Company: Officer (via consulting firm)
Nature / amount of interest in the transaction: In 2024, the Company paid $24,000 to New Grid Capital for business development and fundraising services provided by William Matthews IV.
Material Terms: William does not hold equity as of December 31, 2024. The compensation included fixed monthly fees and performance-based incentives.

OUR SECURITIES

Common Stock
The amount of security authorized is 10,000,000 with a total of 7,760,000 outstanding.
Voting Rights
Please see voting rights of securities sold in this offering below.

Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Outstanding SAFEs

1. Republic Campaign #1 (April 2024)
Principal Amount Outstanding: $346,505.94
Interest Rate: 0.0%

Valuation Cap:
$8,000,000 for the first $100,000 invested
$10,000,000 for amounts above $100,000

Discount Rate: None
Voting Rights: None
Conversion Trigger: Qualified Financing

2. Republic Campaign #2 (December 2024)

Principal Amount Outstanding: $354,716.22
Interest Rate: 0.0%
Valuation Cap: Up to $20,000,000

Discount Rate: None
Voting Rights: None

Conversion Trigger: Qualified Financing

Upon an equity financing or liquidity event, these SAFEs may convert into common stock at a price based on the valuation cap.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, ifwe need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Key Executives Are Not Employed as W-2 Employees and May Have Limited Obligations to the Company The Company's Chief Executive Officer, Serhii Kaminskyi, and Chief Marketing Officer, Kevin Drolet, are not salaried W-2 employees. Instead, they provide services under independent contractor agreements. The CEO is compensated through a consulting arrangement with annual payments of approximately $133,770, while the CMO is compensated approximately $30,000 annually through a separate consulting firm. As independent contractors, their obligations to the Company are governed by consulting agreements, which may provide less oversight and control than traditional employment relationships. Additionally, the CEO holds a controlling equity stake in the Company (55%), while the CMO holds a 2% equity stake. There is a risk that the independent contractor status may lead to conflicts of interest, reduced availability, or inconsistent levels of engagement. If these individuals were to reduce their commitment, terminate their agreements, or become unavailable for any reason, the Company's operations, strategic direction, and marketing initiatives could be adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

SorbiForce, Inc.

By   /s/ *Serhii Kaminskyi*

        Name: SorbiForce, Inc.

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Serhii Kaminskyi, the Chief Executive Officer of Sorbiforce, Inc., hereby certify that the financial statements of Sorbiforce, Inc., and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.
For the year 2024 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2025.

Serhii Kaminskyi
Chief Executive Officer
April 30, 2025

NOTE 1 – NATURE OF OPERATIONS

SORBIFORCE, INC. was formed on August 24, 2022 ("Inception") in the State of Delaware. The financial statements of SORBIFORCE, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is incorporated in Wilmington, DE. The CEO resides in Arizona, where the Company is planning to establish future operational activities, including manufacturing and R&D.

SorbiForce develops and commercializes proprietary, non-metal, sorption-based energy storage systems made from renewable materials. Its technology enables fully local production of batteries in the U.S. without mining metals, addressing safety, sustainability, and supply chain resilience challenges in the battery market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale and delivery of energy storage systems (batteries) to commercial clients under signed purchase agreements when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the **State of Delaware**. The Company is subject to U.S. Federal and Delaware income tax examinations for all periods since inception. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2024, the Company had the following outstanding debt obligations:
- A **$150,000 unsecured promissory note** from a related party, bearing **2.93% interest**, with a maturity date of **January 1, 2031**.
- A **$75,000 unsecured promissory note** from the same related party, bearing **3.56% interest**, maturing **January 1, 2032**.
- A **$16,540 short-term loan** from a related party, **interest-free**, repayable upon demand.
- **Shareholder advances totaling $48,402**, interest-free, unsecured, and repayable within one year.

Interest accrued on the above notes was included in **current liabilities** as of December 31, 2024. The Company does not currently maintain any lines of credit or institutional debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company was not subject to any material legal proceedings, nor aware of any pending or threatened litigation involving the Company or its officers.

The Company does not have any long-term operating leases, capital expenditure commitments, or other contractual obligations as of the reporting date.

During 2024, a strategic partner provided the Company with a non-binding commitment to support future operations with up to $30,000 in contingent funding if needed. This commitment is not legally enforceable and does not create a liability on the Company's balance sheet.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2024, the Company had authorized the issuance of **10,000,000 shares** of common stock with a par value of **$0.00001** per share.

A total of **7,760,000 shares** of common stock were issued and outstanding, including founder shares and equity issued to early stakeholders. All common shares carry equal voting and dividend rights.

The Company did not issue any preferred stock during the reporting period.

No dividends have been declared or paid by the Company since inception.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the reporting period, the Company entered into several transactions with related parties, including shareholders and officers, as follows:

- In August 2022, the Company entered into an unsecured promissory note with a shareholder in the amount of $150,000, bearing 2.93% annual interest, maturing January 1, 2031. Accrued interest as of December 31, 2024, totaled $4,500.
- In January 2023, the Company issued a second unsecured promissory note to the same shareholder for $75,000, bearing 3.56% annual interest, maturing on demand after January 1, 2032. Accrued interest as of December 31, 2024, was $1,051.41.
- In July 2023, the Company received a short-term, interest-free loan of $16,540 from the same shareholder, repayable upon demand.
- In 2023, the Company advanced a total of $48,402 to four of its shareholders. These advances are interest-free, unsecured, and expected to be repaid within one year.
- The Company's CEO and majority shareholder, Serhii Kaminskyi, provides strategic, technical, and operational consulting services under a consulting agreement. In 2024, he received total compensation of approximately $133,770, reported via IRS Form 1099-NEC.
- Board Member Vitalii Shevchyk provides R&D services under a consulting agreement. His total compensation in 2024 was approximately $14,000.
- Chief Marketing Officer Kevin Drolet provides marketing, communications, and PR services to the Company via his firm, KDRO Consulting. His total compensation in 2024 was approximately $30,000 under a consulting arrangement. As of December 31, 2024, he does not hold any equity in the Company, though an equity grant is under consideration.
- Vice President of Business Development William Rice Matthews IV provides strategic business development and fundraising support to the Company. These services were delivered through his consulting firm, New Grid Capital, under a paid consulting agreement. In 2024, New Grid Capital received approximately $24,000 in compensation from the Company. As of December 31, 2024, William does not hold any equity in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing this report and determined that there were no material subsequent events that require adjustment or disclosure in the financial statements as of December 31, 2024.

However, the Company notes the following developments occurring after the reporting period:

- In early 2025, SorbiForce launched a new equity crowdfunding campaign on the StartEngine platform. The campaign reached its funding target ahead of schedule and was voluntarily closed **two days early** due to strong investor demand.
- The Company continues to expand its commercial pipeline and, as of the date of this report, has

signed over ten non-binding Letters of Intent (LOIs) with prospective customers and partners for pilot battery projects.

- SorbiForce is currently preparing for its first commercial delivery of a 30 kWh battery unit, scheduled for shipment in the third quarter of 2025.

None of these events have a material impact on the financial statements as of December 31, 2024.

Balance Sheet	YE 2022		YE 2023		YE 2024
Non-current Assets					
Trademarks, Copyrights & Patents	$	5 278,00		29 784,47	27 306,47
R&D - Foreign		-		-	37 800,00
R&D - Foreign (Amortization)		-		-	(835,00)
Total Non-current Assets	$	5 278,00	$	29 784,47	$ 64 271,47
Current Assets					
Bank Accounts	$	2 610,06	$	4 568,92	$ 32 743,22
Loans to Shareholders	$	432,94	$	48 401,57	$ 38 336,57
Other Current Receivables	$	55 000,00	$	-	$ -
Total Current Assets	$	58 043,00	$	52 970,49	$ 71 079,79
TOTAL ASSETS	$	63 321,00	$	82 754,96	$ 135 351,26
Current Liabilities					
Loans from Shareholders	$	150 000,00	$	241 540,00	$ 231 475,00
Credit Card Payable (Overdraft)	$	4 009,78	$	-	$ -
Short-term Loans	$	-	$	6 000,00	$ 2 051,41
Accounts Payable	$	-	$	8 850,00	$ 4 500,00
Interest Payable	$	1 465,00	$	8 307,50	$ 14 195,00
Taxes Payable	$	704,00	$	450,00	$ -
Total Current Liabilities	$	156 178,78	$	265 147,50	$ 252 221,41
Equity					
Common Stock	$	28,80	$	28,80	$ 72,80
Issued Common Stock	*$*	*77,60*	*$*	*77,60*	*$ 77,60*
Unpaid Common Stock	*$*	*(48,80)*	*$*	*(48,80)*	*$ (4,80)*
Retained Earnings	$	-	$	(92 886,58)	$ (182 421,34)
CY Net Income	$	(92 886,58)	$	(89 534,76)	$ (412 829,12)
SAFE	$	-	$	-	$ 478 307,51
Total Equity	$	(92 857,78)	$	(182 392,54)	$ (116 870,15)
TOTAL EQUITY & LIABILITIES	$	63 321,00	$	82 754,96	$ 135 351,26

Profit & Loss	YE 2022		YE 2023		OCT 2024
Revenue					
Other Revenue	$	-	$	-	$ 21 150,00
Total Revenue	$	-	$	-	$ 21 150,00
G&A Expenses					
Bank Fees & Charges	$	(279,00)	$	(190,00)	$ (8 300,14)
Membership & Subscription Fees	$	(348,00)	$	-	$ (11 367,00)
Software & Apps Fees	$	(118,21)	$	(295,02)	$ (1 711,61)
Post Office Fees	$	(9,90)	$	(138,00)	$ -

Total G&A Expenses	$	**(755,11)**	$	**(623,02)**	$	**(21 378,75)**

S&D Expenses							
Marketing Expenses	$	-	$	(1 362,50)	$	-
PR Expenses	$	(22 440,00)	$	(4 858,54)	$	(525,00)
Total S&D Expenses	$	**(22 440,00)**	$	**(6 221,04)**	$	**(525,00)**
Professional Services							
Legal Fees	$	(59 380,80)	$	(8 750,00)	$	(30 692,63)
Bookkeeping Fees	$	-	$	(5 450,00)	$	(7 100,00)
Tax Preparation Fees	$	-	$	(1 500,00)	$	-
Investment Fees	$	-	$	(20 000,00)	$	(168 615,14)
Other Consulting Fees	$	-	$	(19 220,00)	$	(67 131,19)
Total Professional Services	$	**(59 380,80)**	$	**(54 920,00)**	$	**(273 538,96)**
Contracted Services							
Management Team	$	-	$	(1 780,00)	$	(127 630,00)
Total Contracted Services	$	**-**	$	**(1 780,00)**	$	**(127 630,00)**
Travel							
Hotels	$	(3 392,79)	$	(15 837,99)	$	(3 915,83)
Airfares	$	(4 718,18)	$	(2 858,17)	$	(277,68)
Total Travel	$	**(8 110,97)**	$	**(18 696,16)**	$	**(4 193,51)**
Taxes							
Franchise Tax	$	(704,00)	$	(450,00)	$	-
Total Taxes	$	**(704,00)**	$	**(450,00)**	$	**-**
Depreciation|Amortization							
Amortization Expenses	$	-	$	-	$	(835,00)
Depreciation|Amortization	$	**-**	$	**-**	$	**(835,00)**
Non-operating Income							
Other Income	$	-	$	-	$	9,60
Total Non-operating Income	$	**-**	$	**-**	$	**9,60**
Non-operating Expenses							
Interest Expense	$	(1 465,00)	$	(6 842,50)	$	(5 887,50)
Exchange Gain|Loss	$	(30,70)	$	(2,04)	$	-
Total Non-operating Income/Expenses	$	**(1 495,70)**	$	**(6 844,54)**	$	**(5 887,50)**
Net Income|Loss	$	**(92 886,58)**	$	**(89 534,76)**	$	**(412 829,12)**

Cash Flow (indirect)		**YE 2022**		**YE 2023**		**YE 2024**
Net Income|Loss	$	(92 886,58)	$	(89 534,76)	$	(412 829,12)
Operating Activity						
Change in Accounts Receivable	$	(55 432,94)	$	7 031,37	$	10 065,00

Change in Accounts Payable	$ 6 178,78	$	11 428,72	$	1 087,50
Cash flow from Operating Activity	**$ (142 140,74)**	**$**	**(71 074,67)**	**$**	**(401 676,62)**
Investing Activity					
Change in Intangible Assets	$ (5 278,00)	$	(24 506,47)	$	(34 487,00)
Cash flow from Investing Activity	**$ (5 278,00)**	**$**	**(24 506,47)**	**$**	**(34 487,00)**
Financing Activity					
Change in Loans from Shareholder	$ 150 000,00	$	91 540,00	$	(10 065,00)
Change in Short-term Loans	$ -	$	6 000,00	$	(3 948,59)
Change in Equity	$ 28,80	$	-	$	44,00
Change in SAFE	$ -	$	-	$	478 307,51
Cash flow from Financing Activity	**$ 150 028,80**	**$**	**97 540,00**	**$**	**464 337,92**
Cash Turnover	**$ 2 610,06**	**$**	**1 958,86**	**$**	**28 174,30**
Cash at the Beginning	*$ -*	*$*	*2 610,06*	*$*	*4 568,92*
Cash at the End	*$ 2 610,06*	*$*	*4 568,92*	*$*	*32 743,22*

Event / Date	Common Shares	Common Stock Amount	Additional Paid-in Capital	Net Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Issuance of founders stock	7760000	77,6	0			
Net income (loss) 2022				-92887		
December 31, 2022	7760000	77,6	0		-92887	-92809,4
Net income (loss) 2023				-89535		
December 31, 2023	7760000	77,6	0		-182422	-182344,4
Net income (loss) 2024				-412829,12		
December 31, 2024	7760000	77,6	0		-595251,12	-595173,52

CERTIFICATION

I, Serhii Kaminskyi, Principal Executive Officer of SorbiForce, Inc., hereby certify that the financial statements of SorbiForce, Inc. included in this Report are true and complete in all material respects.

Serhii Kaminskyi

Chief Executive Officer